Exhibit 99.2

HIALEAH COMMUNITIES, LLC AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

HIALEAH COMMUNITIES, LLC AND SUBSIDIARY

INDEPENDENT AUDITORS’ REPORT

To the Members

Hialeah Communities, LLC

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of Hialeah Communities, LLC and Subsidiary, (the “Company”), which comprise the consolidated balance sheets as of December 31, 2017 and 2016, and the related consolidated statements of income, changes in members’ equity and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2017 and 2016, and the consolidated results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ Marcum LLP

Marcum LLP

New York, NY

February 15, 2018

HIALEAH COMMUNITIES, LLC AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2017 AND 2016

	2017	2016
Assets
Real Estate Inventories	$221,298	$28,246,338
Other Assets
Cash	1,749,684	2,719,239
Due from affiliates	5,507	340,777
Other receivables	127,968	303,465
Prepaid expenses and other assets	3,537	742,763
Furniture and equipment, net of accumulated depreciation of $313,816 for 2017 and $88,778 for 2016	—	438,696

Total Assets	$2,107,994	$32,791,278

Liabilities and Members’ Equity
Liabilities
Notes payable, net	$143,100	$12,989,275
Bond assessments payable	18,073	3,288,935
Homebuyer deposits	33,425	4,973,656
Accounts payable and accrued expenses	927,137	2,936,061
Warranty reserve	316,108	195,552
Due to affiliates	70,445	—
Due to members	—	522,524

Total Liabilities	1,508,288	24,906,003
Commitments
Members’ Equity	599,706	7,885,275

Total Liabilities and Members’ Equity	$2,107,994	$32,791,278

The accompanying notes are an integral part of these consolidated financial statements

HIALEAH COMMUNITIES, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
Home Sales	$76,878,561	$84,599,944
Cost of Sales	51,072,127	62,315,102

Gross Profit	25,806,434	22,284,842

Expenses
Project management fee	546,000	546,000
Selling & marketing	489,052	752,982
Sales commissions	3,294,070	2,783,771
General and administrative	579,726	394,655

Total Operating Expenses	4,908,848	4,477,408

Operating Income	20,897,586	17,807,434

Other Income (Expenses)
Depreciation	(225,038)	(85,318)
Other income	3,527,927	260,308

Total Other Income	3,302,889	174,990

Net Income	$24,200,475	$17,982,424

The accompanying notes are an integral part of these consolidated financial statements

HIALEAH COMMUNITIES, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	BBX Capital Asset Management, LLC	CC Bonterra, LLC	Total
Balance - January 1, 2016	$6,442,625	$4,860,226	$11,302,851
Distributions	(11,547,372)	(9,852,628)	(21,400,000)
Net income	8,781,267	9,201,157	17,982,424

Balance - December 31, 2016	3,676,520	4,208,755	7,885,275
Distributions	(14,357,636)	(17,128,408)	(31,486,044)
Net income	11,035,416	13,165,059	24,200,475

Balance - December 31, 2017	$354,300	$245,406	$599,706

The accompanying notes are an integral part of these consolidated financial statements

HIALEAH COMMUNITIES, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
Cash Flows From Operating Activities
Net income	$24,200,475	$17,982,424
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	225,038	85,318
Changes in operating assets and liabilities:
Restricted cash	—	28,571
Due from affiliates	335,270	(293,458)
Due to affiliates	70,445	(1,059,918)
Other receivables	175,497	1,277,458
Prepaid expenses and other assets	739,226	452,827
Accounts payable and accrued expenses	(699,617)	697,740
Warranty reserve	120,556	195,552
Homebuyer deposits	(4,940,231)	(302,791)
Due to members	(522,524)	374,031
Real estate inventories	27,060,537	547,388

Net Cash Provided by Operating Activities	46,764,672	19,985,142

Cash Flows Provided by (Used in) Investing Activities
Sale/ (Additions) of furniture and equipment	213,658	(464,279)

Cash Flows From Financing Activities
Repayments of notes payable	(33,393,844)	(51,494,600)
Proceeds from notes payable	20,202,865	49,064,902
Proceeds from issuance of bonds	—	4,014,591
Repayments of bonds assessment payable	(3,270,862)	(3,831,065)
Members’ distributions	(31,486,044)	(21,400,000)
Financing costs paid	—	(86,177)

Net Cash Used in Financing Activities	(47,947,885)	(23,732,349)

Net Change in Cash	(969,555)	(4,211,486)
Cash - Beginning	2,719,239	6,930,725

Cash - Ending	$1,749,684	$2,719,239

The accompanying notes are an integral part of these consolidated financial statements

HIALEAH COMMUNITIES, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

Supplemental Disclosure of Cash Flow Information
Cash paid for capitalized interest during the year	$285,135	$762,049
Supplemental Disclosure of Non Cash Transactions
Amounts in accrued expenses included as additions to real estate inventories	$853,736	$2,163,043
Amortization of debt issuance costs capitalized to real estate inventories during the year	$344,804	$274,240

The accompanying notes are an integral part of these consolidated financial statements

HIALEAH COMMUNITIES, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Hialeah Communities, LLC (“Hialeah”) was organized as a limited liability company on October 31, 2013 under the laws of the state of Florida, by its sole member BBX Capital Asset Management, LLC (“BBX”). Hialeah was formed for the purpose of foreclosing on 114 acres of land. On July 21, 2014, Hialeah transferred ownership of approximately 64 acres of land planned for 777 residential units (“Parcels A, C, and D”), to other BBX affiliates, leaving Hialeah with 50 acres of land (“Parcel B”), which was planned for 394 single-family homes.

On July 23, 2014, CC Bonterra, LLC (“CC Bonterra”) contributed $3,756,145 to Hialeah in exchange for a 43% membership interest. BBX received $2,256,145 of the proceeds from the contribution and the remaining 57% membership interest in Hialeah, leaving BBX with a capital account of $4,979,076. On July 23, 2014, the agreed upon fair value of Hialeah’s land was $15,600,000 subject to an $8,338,000 mortgage. CC Bonterra is the managing member of Hialeah.

This project named Bonterra, is located at NW 154th Street and NW 97th Avenue, Miami-Dade County, Florida. It is a master planned community which is to include a total of approximately 1,171 single-family homes, villas, town homes and apartments, and will consist of a clubhouse, fitness center, resort pool, parks and a 15 acre lake.

As part of the master development plan, Hialeah entered into a joint development agreement with the owners of Parcels A, C, and D to perform land development necessary to prepare the parcels for the described residential uses (see Note 10 – Commitments and Contingencies). The various parties of the agreement will share in the allocated costs of the development.

The terms of Hialeah’s limited liability operating agreement (the “LLC Agreement”) provide that income and losses each year are to be allocated among the members to the extent necessary to cause the capital account balance of each member to equal the amounts distributed or amounts that would be distributed to such member had Hialeah sold all of its remaining assets, repaid all remaining liabilities and distributed all remaining proceeds among the members. The LLC Agreement provides for distributions of available cash flow to its members in accordance with certain priorities, as defined. BBX and CC Bonterra are entitled to receive a cumulative preferred return equal to 9% per annum compounded monthly, on the outstanding unreturned capital of the members existing from time to time. Hialeah’s existence shall continue in perpetuity unless dissolved in accordance with the provisions of the LLC Agreement.

HIALEAH COMMUNITIES, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Hialeah Communities, LLC and its wholly-owned subsidiary, Bonterra Communities TIC, LLC (collectively, the “Company”). All intercompany accounts and transactions have been eliminated in consolidation.

REAL ESTATE INVENTORIES

Real estate inventories are stated at the lower of cost or fair value, less the costs of sale and consists primarily of land, land development costs, homes under construction, speculative home and model homes. All direct and indirect acquisition and development costs, interest and other project costs are capitalized. Expenditures for general administrative costs, marketing and advertising costs are expensed as incurred.

Real estate inventories is assessed for impairment when management believes that events or changes in circumstances indicate that its carrying amount may not be recoverable. Based on this assessment, inventory that is considered impaired is written down to its fair value. Impairment losses are recognized through a charge to expense. There was no impairment losses recorded for the years ended December 31, 2017 and 2016.

CONCENTRATION OF CREDIT RISK

The Company maintains its cash primarily on deposit with one financial institution and at times these balances exceed federally insurable limits. Management of the Company believes it adequately mitigates this risk by only investing in major financial institutions.

WARRANTY RESERVES

In the normal course of business, the Company issues product warranties for home options and provides for estimated future warranty costs in the period in which the sale is recorded. The estimate is based on 0.25% of the total sales made during the year, which is adjusted for recent actual experience as needed. Because warranty estimates are forecasts that are based upon the best available information, claim costs may differ from amounts provided. Adjustments to initial obligations for warranties are made when changes in the obligations can be reasonably estimated.

HIALEAH COMMUNITIES, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

HOMEBUYER DEPOSITS

Homebuyer deposits are received upon signing a purchase agreement and are a minimum of 5% of the purchase price. Deposits are generally refundable if the customer fail to qualify with the Company’s approved lender and notify the Company within 45 days of the contract. Forfeited buyer deposits related to home sales are recognized in other income in the period in which it is determined that the buyer will not complete the purchase of the property and the deposit is nonrefundable to the buyer.

INCOME TAXES

No provision for income taxes is necessary in the financial statements of the Company because limited liability companies are treated as partnerships for federal and state income tax purposes and are generally not subject to income tax at the entity level. All income and losses accrue directly to the members and are reported by them individually for tax purposes.

REVENUE RECOGNITION

Revenue from homebuilding is recognized upon closing of the sale when title and possession are transferred to the buyer. Once the homes are closed, the Company does not have significant continuing involvement with the home. Direct and indirect acquisition and construction costs are charged to earnings when the related revenue is recognized. Costs incurred in connection with homes for which construction is complete, as well as selling and administrative expenses are generally charged to earnings as incurred.

OTHER INCOME

Other income includes the delay fees charged to homebuyers, forfeited deposits from cancelled sales and the gain on sale of the clubhouse during the year ended December 31, 2017. The gain on sale of the clubhouse was approximately $3.2 million.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual amounts could differ from those estimates and those differences may be significant.

HIALEAH COMMUNITIES, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

FURNITURE AND EQUIPMENT

Furniture and equipment are stated at cost and depreciated over the lesser of the useful life of the underlying assets or 5 years, using the straight-line method. As of December 31, 2017, all assets have been fully depreciated.

ADVERTISING COSTS

Marketing and advertising costs are expensed as incurred.

DEBT ISSUANCE COSTS

Debt issuance costs represent costs incurred in connection with obtaining long-term debt and are recorded as a direct deduction of note payable on the accompanying consolidated balance sheets. Debt issuance costs are amortized over the term of the related debt obligation. The amortization is capitalized as real estate inventory during the construction period, and relieved to cost of sales when the homes are sold.

PREPAID COMMISSIONS

The Company defers expensing commissions until the period in which the related revenue is earned. As a result, prepaid commissions represent the portion of the commission that is paid upon entering into a sales contract, which will be expensed at the time of the closing. Prepaid commissions are included in prepaid expenses and other assets on the consolidated balance sheets.

NOTE 3 – REAL ESTATE INVENTORIES

Real estate inventories comprise of the following as of December 31, 2017 and 2016:

	2017	2016
Land and land development	$88,831	$15,302,975
Homes in progress	—	10,832,387
Finished homes	132,467	825,303
Model homes	—	1,285,673

Total	$221,298	$28,246,338

HIALEAH COMMUNITIES, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

NOTE 4 – NOTES PAYABLE

On December 31, 2012, BBX established a term loan (the “Loan’) in the amount of $9,000,000 with a bank (“Lender”). On July 23, 2014, $8,338,000 of the balance was transferred to Hialeah as part of the contribution from BBX. The Loan required monthly payments of principal and interest, bore interest at Prime Rate plus 100 basis points, and had an original maturity date of December 31, 2019. The Loan was collateralized by Parcels B, C, and D, guaranteed by BBX, and was subject to certain covenants relating to liquidity and tangible net worth.

On March 11, 2015, Hialeah entered into two new agreements with the Lender; an amended and restated loan agreement (the “A&D Loan”) and a revolving construction loan agreement (the “Construction Loan” and collectively the “Loans”). The A&D Loan was combined with the existing Loan balance with additional proceeds for a principal sum of $31,000,000. The Construction Loan provides for up to $12,000,000 of funding for home construction with a per unit advance limit, depending on the type of home being constructed. The Loans bear interest at LIBOR plus 2.5% per annum and require interest only payments on the outstanding principal balances through the initial maturity date of March 11, 2018 (“Initial Maturity Date”). Principal reduction payments, as defined, are due and payable in accordance with Section 5 of the loan agreements. The entire principal balances together with the accrued and unpaid interest are due and payable on the Initial Maturity Date. The Loans provide for the option to extend the maturity date through March 11, 2019, and are guaranteed partially by both BBX and Members of CC Bonterra and are collateralized by Parcels B, C, and D.

As of December 7, 2015, the Lender agreed to release Parcel C and Parcel D from collateral for Loans, as a result of the sale to an unrelated entity.

On April 11, 2016, the Company modified those existing loan agreements. The A&D Loan principal balance was reduced to $26,500,000 and the Construction Loan principal balance was increased to a maximum balance of $16,500,000. Maturity dates, extensions, and guarantees remain the same for both modified loans.

The A&D Loan continued to bear interest at LIBOR plus 2.5% per annum (3.1639% as of December 31, 2016). As of December 31, 2016, the A&D loan had an outstanding balance of $4,014,078. The A&D Loan was paid off in 2017.

The Construction Loan bears interest at LIBOR plus 2.85% per annum (4.281850% and 3.5139% as of December 31, 2017 and 2016, respectively). As of December 31, 2017 and 2016, the Construction Loan has an outstanding balance of $143,100 and $9,320,000, respectively.

HIALEAH COMMUNITIES, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

NOTE 4 – NOTES PAYABLE (CONTINUED)

For the years ended December 31, 2017 and 2016, the Company incurred and capitalized $206,690 and $773,823 of interest, respectively.

Notes Payable consists of the following at December 31, 2017 and 2016:

	2017	2016
Principal balance	$143,100	$13,334,078
Less: unamortized debt issuance costs	—	(344,803)

Note payable less unamortized debt issuance costs	$143,100	$12,989,275

NOTE 5 – BOND ASSESSMENTS PAYABLE

The Bonterra Community Development District (“BCDD”) is a unit of local government created under various State of Florida statutes that issued special assessment bonds to finance the acquisition and construction of the infrastructure at Hialeah.

The bonds are repaid by special assessment levied by the BCDD on the landowners in the BCDD boundaries. As a result, the Company is responsible for paying the special assessments with respect to the land it owns within the boundaries of the BCDD, during its period of ownership.

The BCDD issued bonds under original Bond Indenture Agreement (“Bond Agreement”) dated November 12, 2015, bear an interest of 5.6% and mature on May 1, 2046. Interest is payable on May 1 and November 1 of each year beginning on May 1, 2016.

The bonds are secured by the pledged revenue received by the BCDD from the assessment levied and collected on the land within the District, and amounts in the Funds and Accounts as defined in the Bond Agreement.

As of December 31, 2017 and 2016, the bond payable has an outstanding balance of $18,073, and $3,288,935, respectively.

As of December 31, 2016, the remaining balance of $6,153,134 of construction funds available from the issued bonds were used and was included in real estate inventories on the accompanying consolidated balance sheets.

HIALEAH COMMUNITIES, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

NOTE 6 – RELATED PARTY TRANSACTIONS

AFFILIATE FEES

Upon execution of the LLC Agreement, Hialeah agreed to pay a monthly fee of $50,000 per month to CC Devco, LLC (“Devco”), an affiliate of CC Bonterra, whereby Devco manages the Company’s operations. A portion of the fee is capitalized to real estate inventories and the remaining balance is expensed as incurred. For the years ended December 31, 2017 and 2016, Hialeah incurred $600,000 each in affiliate fees.

As of December 31, 2017 and 2016, Hialeah capitalized $54,000 each, to real estate inventories on the accompanying consolidated balance sheets, while $546,000 were expensed as project management fee on the accompanying consolidated statements of income for both years ended December 31, 2017 and 2016.

SALARIES AND WAGES

Hialeah reimburses Devco for certain sales salaries and commissions paid on Hialeah’s behalf. For the years ended December 31, 2017 and 2016, Hialeah incurred $293,668 and $397,673, respectively, of salaries, which are expensed as incurred and included in selling and marketing on the accompanying consolidated statements of income. Hialeah also incurred and paid $1,940 and $220,366 of prepaid commissions, which are expensed upon the closing of a home and are included in prepaid expenses and other assets on the accompanying consolidated balance sheets as of December 31, 2017 and 2016, respectively. As of December 31, 2017, the Company had incurred and expensed $846,602 of these commissions, which are included in sales commissions on the accompanying consolidated statements of income.

DUE FROM/ TO AFFILIATES

Due from affiliates represents the allocation of costs associated with the development agreement that have not been reimbursed by the parcel owners. As of December 31, 2017 and 2016, $977 and $7,743, respectively, are included in due from affiliates related to such reimbursements.

Due from/to affiliates also represents costs due from/to CC Devco for payroll reimbursements by the Company. At December 31, 2017, $70,445 was included in due to affiliates in the consolidated balance sheets. As of December 31, 2016, $333,034 is included in due from affiliates in the consolidated balance sheets.

HIALEAH COMMUNITIES, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

NOTE 6 – RELATED PARTY TRANSACTIONS (CONTINUED)

DUE TO MEMBERS

For the year ended December 31, 2017, there were no costs to be reimbursed by the Company. As of December 31, 2016, due to members represents costs of $522,524 paid for by BBX for real estate taxes paid in 2016 to be reimbursed by the Company. These costs are included in due to members in the consolidated balance sheets.

NOTE 7 – PREPAID EXPENSES AND OTHER ASSETS

Prepaid expenses and other assets comprise of the following as of December 31, 2017 and 2016:

	2017	2016
Prepaid insurance	$—	$154,504
Prepaid commissions	1,940	582,797
Deposits	1,597	1,597
Prepaid other	—	3,865

Total	$3,537	$742,763

NOTE 8 – OTHER RECEIVABLES

During 2016, other receivables consisted of an allocation of costs associated with the development agreement incurred by the Company related to Parcel C and an allocated portion of Parcel D that were sold to an unrelated entity in December of 2015. During 2017, the balance mostly consists of a deposit refund from Florida Power and Light, as well as a receivable from a sub-contractor.

NOTE 9 – CONCENTRATION RISKS

GEOGRAPHIC

The Company develops and sells land located in Hialeah, Florida. As a result, a substantial change in economic conditions, interest rates, or significant price fluctuations related to the real estate industry in Florida could adversely affect the Company’s operations and have a material impact on the Company’s financial position and results of operations.

HIALEAH COMMUNITIES, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

NOTE 10 – COMMITMENTS & CONTINGENCIES

DEVELOPMENT AGREEMENT

On July 23, 2014, Hialeah entered into a development agreement with the owners of Parcels A, C, and D. Hialeah agreed to perform work related to the development of the land parcels (“Shared Cost Work”) and certain costs associated with the development of the clubhouse and other amenities (“TIC Work”) to be used by Parcel B, C, and D owners. The costs associated with the Shared Cost Work and TIC Work are being allocated amongst the owners based on an agreed upon schedule. The net costs of development, total costs less amounts reimbursed from the owners of Parcels A, C, and D are recorded in real estate inventories on the accompanying consolidated balance sheets.

HOMES UNDER CONTRACT

Upon entering into a contract to purchase a home, buyers are generally required to make a minimum down payment of 5% of the purchase price of the home. As of December 31, 2017, there were $33,425 in homebuyer deposits and 1 signed contract to purchase home. The remaining home was closed on January 18, 2018. As of December 31, 2016, there were $4,973,656 in homebuyer deposits and 115 signed contracts to purchase homes.

LETTERS OF CREDIT

From time to time, the Lender will issue letters of credit on behalf of the Company to guarantee the Company’s financial obligations under certain contractual arrangements. The letters of credit mature within a year, but have the option to be extended for an additional year depending on contractual obligations. The Company has $1,402,256 of outstanding letters of credit as of December 31, 2017 and 2016.

LITIGATION

The Company from time to time is involved in legal actions arising in the ordinary course of business. The outcome of such matters is not expected to have a material adverse effect on the Company’s financial statements.

NOTE 11 – SUBSEQUENT EVENTS

The Company evaluated all events and transactions that occurred after December 31, 2017 up through February 15, 2018, the date these financial statements were available for issue. Other than disclosed in Note 10, the Company has not identified any material subsequent events that require disclosure.